UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

MediaMind Technologies Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

58449C100

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. Sycamore Technologies Ventures, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,358,898
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,358,898
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,358,898
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS. Eli Barkat I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,738,898
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,738,898
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,738,898
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 7 Pages

Item 1(a)               Name of Issuer

MediaMind Technologies Inc. (the "Issuer").

Item 1(b)              Address of Issuer's Principal Executive Offices

135 West 18th Street (5th Floor), New York, NY

Item 2(a)-(b)         Name of Person Filing; Address of Principal Business Office or, if none, Residence

(a)	Sycamore Technologies Ventures, L.P.

(b)	Eli Barkat

The principal business office of each of the persons listed in (a) and (b) above is located at Bareket Building, 1 Golan St., Airport-City, POB 215 Ben Gurion Airport 70100 Israel (C/O BRM Group Ltd.).

Item 2(c)               Citizenship

Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2(d)              Title of Class of Securities

Shares of Common Stock par value $0.001 per share of the Issuer ("Common Stock").

Item 2(e)                CUSIP Number

58449C100

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4                    Ownership

Sycamore Technologies Ventures, L.P.

(a)	Amount beneficially owned: 4,358,898 Common Stock.

(b)	Percentage of class: 23.5%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 4,358,898
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 4,358,898

Eli Barkat

(a)
Amount beneficially owned: 4,738,898 Common Stock. Eli Barkat is the sole member of the board of directors of Sycamore Technologies Venture Ltd., the general partner of Sycamore Technologies Ventures, L.P. By reason of Mr. Barkat being the sole member of the board of directors of Sycamore Technologies Venture Ltd., he may be deemed to beneficially own, and share the power to vote and dispose of, the 4,358,898 shares of Common Stock beneficially owned by Sycamore Technologies Ventures, L.P. Mr. Barkat disclaims beneficial ownership of the 4,358,898 shares of Common Stock beneficially owned by Sycamore Technologies Ventures, L.P. BRM Group Ltd. is the record owner of 380,000 shares of Common Stock.  By reason of Eli Barkat's control over BRM Group Ltd., Eli Barkat may be deemed to beneficially own, and share the power to vote and dispose of, the 380,000 shares of Common Stock beneficially owned by BRM Group Ltd. In addition, BRM Group Ltd. may be deemed to beneficially own, and share the power to vote and dispose of, all of the shares of Common Stock beneficially owned by Sycamore Technologies Ventures, L.P. by reason of BRM Group Ltd. being the largest holder of limited partnership interests in Sycamore Technologies Ventures, L.P. and by reason of BRM Group Ltd.’s affiliation with Eli Barkat. BRM Group Ltd. disclaims beneficial ownership of such shares of Common Stock beneficially owned by Sycamore Technologies Ventures, L.P.

Page 4 of 7 Pages

(b)	Percentage of class: 25.6%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 4,738,898
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 4,738,898

Item 5                   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6                   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9                    Notice of Dissolution of Group

Not applicable.

Item 10                 Certification

Not applicable.

Exhibit 1               Joint Filing Agreement, dated as of February 9, 2011

Page 5 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2011

SYCAMORE TECHNOLOGIES VENTURES, L.P.
By:	Sycamore Technologies Venture Ltd., its general partner
By:	/s/ Eli Barkat
Eli Barkat, Director

/S/	ELI BARKAT

Page 6 of 7 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  February 9, 2011

SYCAMORE TECHNOLOGIES VENTURES, L.P.
By:	Sycamore Technologies Venture Ltd., its general partner
By:	/s/ Eli Barkat
Eli Barkat, Director

/S/	ELI BARKAT

Page 7 of 7 Pages